
05037771


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2005
WASH, D.C.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-~~30177~~ 53339

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HCA Securities, Inc.

Official Use Only
FIRM ID. NO.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One SeaGate
(No. and Street)

Toledo	Ohio	43666
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tonya L. Asmus 419-249-2898
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

One SeaGate		Toledo	Ohio	43604
(ADDRESS)	Number and Street	City	State	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

0501-0603765

OATH OR AFFIRMATION

I, **David G. Van Hooser,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules, pertaining to the firm of **HCA Securities, Inc.** as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

AMANDA M. CHOVANEC
Notary Public, State of Ohio
Commission Expires 1/29/06

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

HCA Securities, Inc.
Years Ended December 31, 2004 and 2003
With Report of Independent Auditors

0501-0603765

HCA Securities, Inc.

Financial Statements

Years Ended December 31, 2004 and 2003

Table of Contents

0501-0603765

Ernst & Young

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

The Board of Directors
HCA Securities, Inc.

We have audited the accompanying statements of financial condition of HCA Securities, Inc. (a wholly owned subsidiary of Harbor Capital Advisors, Inc.) as of December 31, 2004 and 2003, and the related statements of operations, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HCA Securities, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

January 17, 2005

HCA Securities, Inc.

Statements of Financial Condition

	December 31	
	2004	**2003**
Assets		
Cash and cash equivalents	**$ 2,647,683**	$ 2,752,846
Accounts receivable	**115,533**	34,564
Other assets	**103,008**	–
Tax asset	**25,462**	–
Total assets	**$ 2,891,686**	$ 2,787,410
Liabilities and shareholder's equity		
Liabilities:		
Accounts payable and other liabilities	**$ 111,230**	$ 202
Accrued fees	**104,235**	31,089
Income taxes payable	**1,850**	34,462
Total liabilities	**217,315**	65,753
Shareholder's equity:		
Common stock, no par value; 1,000 shares authorized, issued and outstanding	**10**	10
Additional paid-in capital	**2,657,591**	2,657,591
Retained earnings	**16,770**	64,056
Total shareholder's equity	**2,674,371**	2,721,657
Total liabilities and shareholder's equity	**$ 2,891,686**	$ 2,787,410

See accompanying notes.

HCA Securities, Inc.

Statements of Operations

	Years Ended December 31	
	2004	**2003**
Revenues		
Fees – 12b-1	**$ 919,611**	$ 193,924
Dividend income	**28,900**	22,067
Total revenues	**948,511**	215,991
Expenses		
Fees – 12b-1	**803,869**	153,747
Other	**215,540**	47,832
Total expenses	**1,019,409**	201,579
(Loss) income before provision for income taxes	**(70,898)**	14,412
Provision (credit) for income taxes	**(23,612)**	5,044
Net (loss) income	**$ (47,286)**	$ 9,368

See accompanying notes.

HCA Securities, Inc.

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2003	$ 10	$ 2,657,591	$ 54,688	$ 2,712,289
Net income	–	–	9,368	9,368
Balance at December 31, 2003	10	2,657,591	64,056	2,721,657
Net loss	–	–	(47,286)	(47,286)
Balance at December 31, 2004	**$ 10**	**$ 2,657,591**	**$ 16,770**	**$ 2,674,371**

See accompanying notes.

HCA Securities, Inc.

Statements of Cash Flows

	Years Ended December 31	
	2004	2003
Operating activities		
Net (loss) income	**$ (47,286)**	$ 9,368
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	**(80,969)**	(22,152)
Other assets	**(103,008)**	–
Accounts payable and other accured liabilities	**111,028**	202
Accrued fees	**73,146**	30,472
Income taxes	**(58,074)**	5,044
Net cash (used in) provided by operating activities	**(105,163)**	22,934
Net (decrease) increase in cash and cash equivalents	**(105,163)**	22,934
Cash and cash equivalents at beginning of the year	**2,752,846**	2,729,912
Cash and cash equivalents at end of the year	**$ 2,647,683**	$ 2,752,846

See accompanying notes.

HCA Securities, Inc.

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1. Summary of Significant Accounting Policies

Organization

HCA Securities, Inc (the Company) is a wholly owned subsidiary of Harbor Capital Advisors, Inc., which serves as a broker-dealer and is the principal distributor of certain mutual funds.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenues

Dividend income is recorded when earned on money market investments.

Federal Income Tax

The Company's results of operations are included in the consolidated federal income tax return filed by Harbor Capital Advisors, Inc. The current provision for federal income tax is determined on the basis of the contribution of the Company to the consolidated taxable income or loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Related Parties

At December 31, 2004 and 2003, cash and cash equivalents included $2,645,848 and $2,739,209, respectively, invested in Harbor Money Market Fund for which Harbor Capital Advisors, Inc. is the investment advisor. Dividend income of $28,900 and $22,067 was earned on the related party investment in the years ended December 31, 2004 and 2003, respectively. The Company entered into a new expense sharing agreement with Harbor Capital Advisors, Inc. in 2004. The agreement calls for the Company to pay direct expenditures (regulatory filing fees, professional fees, insurance, memberships, etc.) related to the Company. Prior to January 1, 2004, those expenditures were paid by Harbor Capital Advisors, Inc. on the Company's behalf. Operating expenditures (postage, telephone, postage, photocopy, salaries of employees of Harbor Capital Advisors, Inc. who at any time perform work for the Company, etc.) of the Company are paid by Harbor Capital Advisors, Inc., who does not charge the Company for such expenditures. Operating expenditures paid by Harbor Capital Advisors, Inc. on behalf of the Company totaled $4,776,613 and $4,787,044 for the years ended December 31, 2004 and 2003, respectively.

3. Net Capital Requirements

The Company is subject to the net capital rules of the U.S. Securities and Exchange Commission and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital," as those terms are defined by the rules. At December 31, 2004, under the most restrictive of these rules, the Company's net capital and required net capital was $2,480,459 and $25,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.088 to 1.

Other Financial Information

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		2,674,371 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		2,674,371 [3500]
4.	Add:		
A.	**Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
B.	**Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		2,674,371 [3530]
6.	Deductions and/or charges:		
A.	**Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	140,995 [3540]	
B.	**Secured demand note deficiency**	[3590]	
C.	**Commodity futures contracts and spot commodities – proprietary capital charges**	[3600]	
D.	**Other deductions and/or charges**	[3610]	-140,995 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]

8.	Net capital before haircuts on securities positions		2,533,376 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A.	**Contractual securities commitments**	[3660]	
B.	**Subordinated securities borrowings**	[3670]	
C.	**Trading and investment securities:**		
1.	**Exempted securities**	[3735]	
2.	**Debt securities**	[3733]	
3.	**Options**	[3730]	
4.	**Other securities**	[3734]	
D.	**Undue Concentration**	[3650]	
E.	**Other (List)**		
	2% on Money Market Accounts [3736A]	52,917 [3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		52,917 [3736]	-52,917 [3740]
10.	Net Capital		2,480,459 [3750]

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)		14,487 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)		25,000 [3760]
14.	Excess net capital (line 10 less 13)		2,455,459 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		2,458,727 [3780]

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition			217,315 [3790]
17.	Add:			
A.	**Drafts for immediate credit**		[3800]	
B.	**Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C.	**Other unrecorded amounts (List)**			
	[3820A]		[3820B]	
	[3820C]		[3820D]	
	[3820E]		0 [3820F]	0 [3830]
19.	Total aggregate indebtedness			217,315 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19/line 10)		%	9 [3850]

Other Ratios

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

Exemptive Provisions Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A.(k) **(1)—Limited business (mutual funds and/or variable annuities only)** ☒ [4550]

B.(k) **(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C.(k) **(2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC #s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335J]

D.(k) **(3)—Exempted by order of the Commission** ☐ [4580]

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors
HCA Securities, Inc.

In planning and performing our audit of the financial statements of HCA Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended December 31, 2004) followed by HCA Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than the specified parties.

Ernst & Young LLP

January 17, 2005